                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               MAII HOLDINGS, INC.
                         (f/k/a Medical Alliance, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   58449S 10 5
                                 (CUSIP Number)


                                November 2, 2001
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP No. 58449S 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Mapleleaf Capital, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                  5        SOLE VOTING POWER
  NUMBER OF                13,500
   SHARES
BENEFICIALLY      6        SHARED VOTING POWER
  OWNED BY                 0
    EACH
  REPORTING       7        SOLE DISPOSITIVE POWER
   PERSON                  13,500
    WITH
                  8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,500

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.2%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

----------

(1) Based on the 6,803,229 share of Common Stock reported to be outstanding as of August 11, 2001 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.


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                                  SCHEDULE 13G

CUSIP No. 58449S 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sunwestern Investment Fund III Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

  NUMBER OF          5        SOLE VOTING POWER
   SHARES                     239,806
BENEFICIALLY
  OWNED BY           6        SHARED VOTING POWER
    EACH                      0
  REPORTING
   PERSON            7        SOLE DISPOSITIVE POWER
    WITH                      239,806

                     8        SHARED DISPOSITIVE POWER
                              0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         239,806

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.4%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

----------
(1) Based on the 6,803,229 share of Common Stock reported to be outstanding as of August 11, 2001 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.


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                                  SCHEDULE 13G
CUSIP No. 58449S 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sunwestern Cayman (1988) Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                     5        SOLE VOTING POWER
  NUMBER OF                   259,790
   SHARES
BENEFICIALLY         6        SHARED VOTING POWER
  OWNED BY                    0
    EACH
  REPORTING          7        SOLE DISPOSITIVE POWER
   PERSON                     259,790
    WITH
                     8        SHARED DISPOSITIVE POWER
                              0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         259,790

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.6%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

----------
(1) Based on the 6,803,229 share of Common Stock reported to be outstanding as of August 11, 2001 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.


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ITEM 1.

    (a) Name of issuer: MAII Holdings, Inc.

    (b) Address of issuer's principal executive offices: 6000 Legacy Drive, 4-E, Plano, Texas 75042

ITEM 2.

(a) Name of persons filing:  Mapleleaf Capital, Ltd. ("Mapleleaf")
                             Sunwestern Investment Fund III Limited Partnership
                               ("Sun III")
                             Sunwestern Cayman (1988) Partners ("Sun Cayman")

(b) Address of principal business office: The principal business office address for all the filing persons is 12221 Merit Drive, Suite 935, Dallas, TX 75251.

(c) Citizenship: Each filing person is a Texas limited partnership.

(d) Title of class of Securities: Common Stock

(e) CUSIP Number: 58449S 10 5

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) - (c) Amount and percentage beneficially owned:

    Together, the filing persons beneficially own 513,096 shares of Common Stock in the aggregate, by virtue of having the right to acquire such shares upon exercise of warrants and stock options, which represents approximately 7.0% of the Common Stock.

    Mapleleaf has sole voting and dispositive power with respect to all 13,500 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of vested options, which represents approximately 0.2% of the Common Stock.

    Sun III has sole voting and dispositive power with respect to all 239,806 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of warrants, which represents approximately 3.4% of the Common Stock.

    Sun Cayman has sole voting and dispositive power with respect to all 259,790 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of warrants, which represents approximately 3.6% of the Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    See attached Exhibit 99.1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

    Not applicable.


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ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2001       SUNWESTERN INVESTMENT FUND III
                             LIMITED PARTNERSHIP
                             By: Sunwestern Associates III Limited Partnership,
                                   its General Partner

                               By: /s/ Patrick A. Rivelli
                                   ---------------------------------------------
                                   Patrick A. Rivelli, General Partner


Date: November 7, 2001       SUNWESTERN CAYMAN (1988) PARTNERS
                             By: Sunwestern Managers, Inc., Attorney-in-Fact

                               By: /s/ Patrick A. Rivelli
                                   ---------------------------------------------
                                   Patrick A. Rivelli, President


Date: November 7, 2001       MAPLELEAF CAPITAL, LTD.

                             By:   /s/ Patrick A. Rivelli
                                   ---------------------------------------------
                                   Patrick A. Rivelli, General Partner


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                               INDEX TO EXHIBITS


EXHIBIT
  NO.           DESCRIPTION
-------         -----------
 99.1           List of Group Members

 99.2           Agreement made Pursuant to Rule 13d-1(k)


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